Exhibit 21.1

List of Subsidiraries

Name	Jurisdiction	Ownership
TotalStone, LLC	Delaware	Wholly Owned
Diamond Products Holdings, LLC	Delaware	Joint Venture
TotalStone Properties, LLC	Delaware	Wholly Owned
Capstone Beta LLC	Delaware	Wholly Owned
Northeast Masonry Distributors, LLC	Delaware	Wholly Owned